Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name or Organization	State or Country of Incorporation

ZAO ComCor-TV	Russian Federation

AGI Technology, Inc. **	Connecticut

Andersen Realty, Inc. *	Delaware

Ney International, Inc. *	U.S. Virgin Islands

Ney Technology, Inc. (f/k/a Ney Ultrasonics Inc.) *	Delaware

Andersen Land Corp. (f/k/a The J.M. Ney Company)	Delaware

New Jersey Precious Metals, Inc. **	Delaware

Garden State Refining, Inc.**	Delaware

ABC Moscow Broadband Communication Ltd.	Cyprus

Institute for Automated Systems	Russian Federation

CableCom Management Company Ltd.	Cyprus
* A dormant company which holds no property and has no operations. ** Currently has certain established banking relationships, but no operating activities.